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Q&A

Filed Pursuant to SEC Rule 425 Filing Person: UtiliCorp United Inc. Subject Company: Aquila, Inc. Registration Statement No.: 333-74362

The following is the transcript of a presentation given by UtiliCorp United Inc. to financial analysts on December 19, 2001 regarding the recombination of UtiliCorp and Aquila, Inc.

UTILICORP UNITED, INC.
Moderator: Bob Green
December 19, 2001

To go directly to Q&A, click here:
Q&A
Ellen Fairchild:
Today representing the company . . . I'm Ellen Fairchild, Vice President of Investor Relations. And we have John Bogatz, who's a Vice President in Investor Relations, Dan Streek, who's CFO, and our speaker, Robert Green, President and COO of UtiliCorp and Chairman at Aquila. Once the recombination is done, he'll be CEO of the combined company.

Now I'm going to give a quick Safe Harbor. This presentation may include forward-looking statements. Naturally, all forward-looking statements include risk and uncertainty. And actual results or events could be materially different. Please refer to recent SEC filings and press releases for other important factors that could cause results to be materially different.
And with that, I'll go ahead and turn the presentation over to Bob Green.
Bob Green:	Thank you, Ellen, and good morning and welcome to this Webcast.

Before I begin discussing our strategy, I want to hit some balance sheet issues that I know are front and center in everybody's mind. With the challenges certain players in the industry face and I think the industry as a whole faces today, the strength of the balance sheet is more important than ever before.

And as we think about the actions UtiliCorp and Aquila have taken this year and we feel like we have done a lot to strengthen our balance sheet. We had a secondary offering of UtiliCorp stock back in February and raised about $330 million to bolster the balance sheet.

And as you're well aware, in April we had the IPO of Aquila. And that was a big success in terms of raising efficient capital and strengthening the balance sheet. And Aquila today has very little debt. On a combined basis we have an equity ratio of around 52%. And when we complete this exchange ratio, that equity ratio will go up to 57%.
As we look forward, we have a commitment to keep our investment grade rating. That's fundamental to our business model. And we will not waver from that commitment.

As we continue to grow, we will issue equity. We will monetize assets to maintain the strength of our balance sheet because that's core to our ability to raise capital and execute the strategy. And we feel like we've done just that this year. We've demonstrated that commitment and will continue to do so.

With regard to the strategy going forward in these turbulent times, our strategy has become a bit more focused over time. But we still depict the strategy similar to the way we've described it over the last five to six years.

We've talked about building a premiere global merchant. And I think over the last five to six years—-culminating in the IPO of Aquila—we have done just that. We have built a premiere global merchant with the ability to take advantage of the opportunities created by deregulation and a competitive energy marketplace.

On the other side of this slide we have built a world-class capability to manage networks and drive value, grow an earnings stream and deliver strong returns to investors. And today we stand here with a platform going forward that is much stronger than what we had five years ago.

We think we've delivered some good results for investors over the last five years. And the management team is extremely optimistic about what is possible off of the platform we have today over the next three to five years.

Starting with the Merchant business, we break that into two pieces but ultimately, we have three major P&Ls there. We've got Wholesale Services and Commodity Services. Let me start with the Commodity Services group.

This is the business we've been building since 1986 with the deregulation of natural gas. We began marketing behind our system to large volume customers and over the last 16 years have developed a marketing and trading capability and ultimately a risk management competency. This liquidity platform allows us to fuel what we view as the Merchant group's two growth businesses.

It's the liquidity that Commodity Services provides that allows us to structure longer-dated, more highly structured client service risk management products and services. Just to give you a simple example, those services that we see in highest demand today are net power cost hedges and gas cost hedges. We'll wrap commodity price protection, outage protection and weather protection into a structured product that removes volatility from our clients' income statements and balance sheet.

Some of our largest clients are utilities. There is an increasing focus on their ability to mange this merchant risk. Wall Street is looking closely at that. There's been a number of write-downs associated with this risk. And the appetite on the part of utility CEOs and CFOs to put in place risk management products is greater than ever before.

So we see tremendous upside in this client service business. It is really the highest return, biggest upside in our business model. And with the extreme volatility we've seen over the past 18 months, people are in a mood to transact and put some boundaries around that risk on their income statements and balance sheets.

And we have the ability to deliver those structured products and services through our Commodity Services group on short notice. This logistics capability sets Aquila apart from many of our competitors. We can deliver gas and power on 15 minutes' notice to just about anywhere in North America.

But to do so we are investing in strategic assets with optionality on the energy grid, high deliverability gas storage and peaking generation. And that allows us to provide risk management solutions across the energy grid to our client base.
Now in terms of the energy grid and our position, at any point in time we're probably controlling 12 to 15,000 megawatts. About 4,600 of that is our own.

In addition to the megawatts we have in operation or construction and development, there's probably another 10,000 megawatts where we're representing clients, marketing their megawatts to the market. And it's this capability to deliver gas, power and other energy commodities on a realtime basis that allows us to optimize our clients' assets and then structure risk management solutions to remove volatility from their income statement and balance sheet.

And of course, we don't hold that risk. We clear that to the market within a value at risk that's board approved and has a limit of $15 million. Today that stands at about $8 million. So we're not making big, directional bets on commodity prices. We're providing risk management and optimization services for our clients.

We see the real opportunity here going forward in the convergence of capital, commodity and insurance markets or alternative risk. I described that net power cost hedge. I mean, to fully manage the risk that a utility faces going into the summer months, you need to manage their outage risk, the volume metric, and variances associated with weather that could swing their demand significantly and require more megawatts than the commodity price risk.

We can package those services into a net power cost hedge. We have partners in the reinsurance market that share that alternative or actuarial risk with us. It's allowed us to build the significant book of business. We believe we're ahead of the game in that regard. And the challenges some of our competitors face in the marketplace today provide a tremendous opportunity for us to take this business to a whole other level.

When you think about alternative risk or actuarial risk, we've got some of the best data possible to evaluate that risk, to analyze that risk and, most importantly, to price that risk. And we can do it with all forms of weather. There's tremendous data, probably some of the best data in terms of actuarial analysis. And we can also do that with regard to the probability of outages.

And then with our Commodity Services business we can work to hedge and minimize those risks so that we can provide a utility 100, 200 megawatts if the weather is above 90 degrees for five days and if one of their base load plants go out of service.

That's the kind of protection that a utility needs in the summer to lock in earnings and to give Wall Street confidence in their quarterly numbers. And we see tremendous appetite in the market for that type of service.

Now moving from the Merchant group into our Network group, over the last five to six years we've aggressively built out an international footprint and grown an earnings stream at about 19% at the EBIT line, with a return on equity of over 15%. We've used the cash flow from our domestic regulated utility business to grow this international network business as well as to fuel the growth in our merchant business.

As we look at the US network business with the current regulatory regime, we don't see an attractive opportunity to create shareholder value and earn an attractive rate of return. So we're really not focused on growing that piece of our business.

But as we grow the international business, we see opportunity in bolt-on acquisitions with significant synergies and also in unbundling the field service activity and the back office activity and spinning it out into a competitive enterprise that we can eventually monetize. And we've done that in Australia probably more than anywhere else but would expect to continue to do that to harvest the value and re-deploy the capital.

Just to give you a feel for our position, today we really have a leading position in each market. And you might ask "Why is that important?" Well, it's important in terms of economies of scale. And as we demonstrate our efficiencies in these regulatory regimes, that's directly related to what kind of return we can train and earn.

When we have an economy of scale and regulators look to our efficiencies, we're allowed to earn a higher return. Most of these regulatory regimes are price cap-based where we can flow the value back to shareholders. And some are more light handed than price caps. So it's allowed us to generate an attractive return for the shareholder.
And looking to the position that we've established in Alberta, Canada, we are again following the same strategy we've executed in Australia and New Zealand.

And most recently we acquired—or have an agreement to acquire I should say—Midlands in the United Kingdom. We think that's a well-positioned asset in the middle of the country. It's contiguous to seven other distribution companies. There is significant opportunity to spin out the field services and the back office activities into shared service companies and generate earnings growth.

And finally, the footprint of our domestic utility business...this is really our legacy business. At this point in time we don't see an opportunity to grow this business. But it does provide a strong, stable cash flow to support our balance sheet and the growth of the other business segments.

In terms of financial performance, this slide just depicts the strong revenue growth at the top line. But much more importantly, we look to the earnings growth. And in terms of earnings available or EBIT, that's been right around 25%.

And you can see an expanding ROE as we increase the business mix component of Aquila and the international networks. We're realizing stronger returns in those segments. And over time, we've been able to improve the overall return on equity. We would expect to continue to see that growth and that transformation in the business mix.

Total return to shareholders...that's ultimately the bottom line. We feel like we've posted some respectable results for our shareholders. And maybe more importantly, we think we've done that while managing the risk profile. You can go after higher returns, but you need to understand the risks associated with those higher returns and the business models required to achieve those returns.

I think we've seen some examples of how stretching for growth and taking certain risks might not be justified, especially in today's market. So we continually manage that balance between risk and reward. I think we've done a decent job over the last five years and feel like we're in a better position with our existing platform to do that in the future.

Again, in terms of the transformation of the business mix, this gives you a sense of what's happened since 1995, when we were over 50% a US regulated utility and didn't have the kind of growth prospects we have today. When you look at the business mix on an asset basis today, 50% is the Merchant business and 17% is the International Network business. In terms of earnings, it's even shifted more towards the growth businesses.

And as we recombine the two businesses, we've talked about a 15% growth rate. If you did the math on the growth rate of Aquila before this recombination and UtiliCorp before the recombination, you might come up with a number higher than 15%. The market simply is not willing to reward a growth rate higher than 15%. And we continue to monitor that the growth rate and the risk that will be rewarded in the market. And we'll do that over time.
In terms of the recombination, very few people question the commercial rationale of the recombination. I think of late we've heard really no questioning of it.

In terms of the pricing, we point to a couple of data points that we think have demonstrated to the market that this is a very fair offer. I think if you look at the way the two stocks are trading, the market agrees it's more than a fair offer.

It's a 15% premium to the prior day close. It's an exchange offer at a rate that is at a premium to what existed on the date of the IPO. It provides an ILA shareholder, if you look at the date of the offer and the exchange rate, a better return from the IPO than any other merchant investment.

And at the end of the day, an ILA shareholder is offered a tax-free exchange into what we believe is a stronger, better way to execute the Aquila merchant strategy, especially given the changes we've seen in the market over the last several weeks since we initiated the offering.
That concludes my formal remarks. We're ready to entertain questions.

Q&A

Q:
Could you talk briefly about the costs of insurance for the power generation plants and whether your existing risk management contracts have been priced at a level that would incorporate a higher insurance cost?
Bob Green:
In terms of pricing for—I'm going to assume you're talking about the kind of outage protection we might provide—we do an actuarial analysis. And actually we've seen insurance companies pull back in terms of business interruption insurance. And that has increased the appetite and the demand for this type of protection.

The pricing is a function of our view of the actuarial risk or the probability of an outage and how it fits into our portfolio. So our pricing methodology hasn't been impacted greatly by the pull back of insurance.

I guess the biggest impact has been a greater demand and need for this type of protection. And with insurance premiums going up rather significantly, it's allowed room for us to increase our pricing and premiums and still be attractive to the client.

Q:
A couple of questions, with respect to the rationale you provide for the recombination with respect to the balance sheet and so forth, should I infer then that one of the reasons to do that is that the new company will accelerate investment in physical assets to support the trading business and that's where the benefit of a better balance comes in to Aquila?
Bob Green:	Yeah that's one of the benefits. I think there are two primarily benefits.

We're in a once in a commodity cycle environment to pick up assets at an attractive price. There are probably more assets on the market than there are buyers if you look at the recent announcements about companies selling assets to bolster their balance sheet.

So we'd like to pick up a few assets. We think this is the right environment to buy assets at the right price to bolster our position on the energy grid to provide these risk management services. That's the Big Opportunity Number 1.

Big Opportunity Number 2 is in Client Services. And as we provide these net power cost hedges or gas cost hedges, ultimately the degree to which we can pick up market share is limited by our equity base. And we just added Aquila's $800 million equity base. We've added $3.2 billion of equity to that base to grab market share with a window of opportunity here that is rare in this marketplace.
Q:	And a sort of a related question, it seems as all the merchants have been recently had a discussion with their rating agencies relative to the ratings, any updates for you guys?
Bob Green:
We have had those discussions. Dan Streek was in discussion actually yesterday with the rating agencies. We keep an open, active dialogue with the rating agencies. We've taken a lot of steps this year to strengthen our balance sheet.

With a 57% equity component I think we feel like the rating agencies are satisfied at this point in time. But we continue to dialogue with them and are committed to do what it takes to keep our investment grade rating.
Q:
The last question is a little bit off the hot topic, but can you talk about your relationship with Quanta? Obviously there were discussions to try and consolidate their financials on your statements. And with respect to the guidance that you provide to us, is it for the Quanta part of your business? Is that similar to what they provide their public shareholders?
Bob Green:	Yeah I think the guidance in terms of their earnings contribution is very similar to what they provide their public shareholders and what we roll into our guidance.

We continue to be in a dialogue with Quanta about an accounting consolidation. We completely support management in the way they're executing the strategy and are still hopeful we can accomplish that objective. But it is a negotiation and—commercial negotiation and we're working our way through it. And that's about as much as I can say.
Q:
Would you care to comment on the legal issue that you're involved in concerning the two independent directors that you promised to put on the Aquila board when you spun them off a while ago? You're being sued for it. What do you think the likely outcome of that is? And if there's a delay or a TRO, are you going to continue to move forward in your Aquila acquisition?

Bob Green:	Yeah the legal threshold for a hearing that's been granted is fairly low. And the legal threshold for any sort of slowing down the process is, in fact, quite high.

We were aware of this issue going into the transaction. We had recruited independent directors. And we talked to counsel about the most appropriate way to proceed through a process and be fair to the ILA public shareholders. And we were given advice to proceed just as we have.

And effectively this is an offer from UtiliCorp to the ILA shareholders. We have engaged independent experts by way of a law firm and a financial advisor. Their analysis is on the public record and available to all shareholders to make their decision. So we feel it is a very fair and appropriate process and will ultimately be, you know, ratified by the court.
Q:	Can you speak about your dividend as well? Are you still committed to the dividend after the combination?
Bob Green:
Yeah that's a good question and something I should have mentioned. We're absolutely committed to the dividend. The payout ratio will be about 40%. We feel like we're in a good position to hold that dividend.
Q:
One other follow-up question on the asset issue with respect to the UK acquisition. Does that fit in managing the supply risk over there? Are you looking at a particular area where you're looking maybe at assets to manage the supply risk? Or do you have contracts—are there contracts in place that manage that supply risk?
Bob Green:
Midlands has sold their supply business. So we bought the network business. There's a field service contracting business. Really retail, as it's called in Australasia, or supply, as they refer to it in the UK, is not a business we're pursuing. And typically you'll see us unbundle that piece and monetize it and sell it to another player that's pursuing that strategy.
Q:	Could you just talk a little about your counter party risk with some of the major players and how you try to manage that?
Bob Green:
We have a risk management organization that is independent of the commercial organization. And two significant components of that group are the commodity and price risk management. And they manage our value at risk on a realtime basis, hour by hour.

We also have a credit group. They manage our credit exposure on a realtime basis. We have a realtime system. And I have spent more time on credit issues than ever before this year. Dan Streek, our CFO, has too.

We have regular meetings to review our exposures with counter parties and to adjust those exposures. I think you saw with the California situation we managed our exposure down ahead of all of the players in the market. With regard to Enron, we've managed our exposure.
There are other issues in the industry. And we aggressively manage our exposure. And there are several things we can do to manage our exposure. And we do it aggressively and in a realtime way.
Q:	I was just wondering if you were going to be taking any reserves for some risks that you're got on the balance sheet or off balance sheet?

Bob Green:
We've indicated our exposure with regard to Enron publicly at a maximum of $40 million for Aquila. And then UtiliCorp has a $31.5 million unsecured interest in a pipeline business. We haven't made any final decisions with regard to that. But we've made that known.
Q:	How would you proceed if you do not get the number of shares required to consummate the exchange offer?
Bob Green:
Well we think that's highly unlikely. But in the event that were to occur, we would assess other means of achieving our objective of recombining the company but believe this is by far the best alternative for ILA shareholders and are highly confident, especially given the way the stocks are trading, that this is more than fair.

If you look at the way the stocks are trading—and I think really there's more of a concern that this won't get done than it needs to get done at any sort of higher price. I mean, the stock is actually trading below the exchange rate.
All right, it looks like there are no further questions. Thank you very much. That concludes the conference. We'll be around for any other questions.

Additional Information and Where To Find It

In connection with the proposed transaction, UtiliCorp United Inc. has filed an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (dated December 3, 2001) and other documents (as they may be amended and supplemented) by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, (816) 467-3501.

Forward-Looking Information

The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.